Exhibit 1.10

CDC Games Invests in MGame, the Developer of the Blockbuster Hit Yulgang in China

Yulgang Reaches Record Milestone of 46.5 million Users in China

Beijing, March 23, 2007 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and pioneer of the “free-to-play, pay-for-merchandise” model for online games in China, announced today it has signed a definitive agreement to make a strategic investment in MGame Corporation, one of South Korea’s leading developers of online games including Yulgang, CDC Games’ hugely popular licensed free-to-play game in China.

CDC Games will be the company’s largest external shareholder and John Lee, president of CDC Games Corporation, will serve as a board observer of MGame.

Through this equity investment, CDC Games has changed from a licensee to MGame’s largest external investor and has obtained exclusive distribution rights for MGame’s next Massive Multiplayer Online Role Playing Game (MMORPG) WFFM (Wind Forest Fire Mountain) in China. WFFM is ranked as one of the top 10 most anticipated games in China, with many of the core designers of WFFM from the original Yulgang project. In addition to acquiring exclusive distribution rights for WFFM in China, CDC Games has extended the license of Yulgang to 2010.

As the “first free to play, pay for merchandise” game in China, Yulgang is still growing healthily and steadily 20 months after its commercial launch. Registered users of the game have increased to 46.5 million as of the end of February 2007. The increased users also represent a continuing development of a centralized online gaming platform for CDC Games, which is intended to allow users to enjoy the company’s online game portfolio under a single login account, using a common virtual currency for all games. This platform will greatly enhance the flexibility for users to select online games according to their own preference and help build long-term brand loyalty with CDC Games.

Founded in 1996, MGame is a frontrunner in the online game industry in Korea. It launched its first online game in 1997 and subsequently launched one of the first MMORPG games in Korea. The company provides a wide variety of games ranging from Web Board Games (Go, JangGi, GoStop, etc), Casual Games (Worms, Bomberman), Action Games (Sticks), Musical Games (O2Jam), to MMORPGs (Yulgang, Hero, Knight and Ares). Over 50 different games are in service on the company’s portal site with 19 million registered members. MGame has 5 internal game developing studios and has over 750 employees in Korea and has offices in China, U.S. and Japan, and hiring over 100 employees for a global game service. Currently MGame has 4 new games in development including Holic, WFFM, Pop Strikers and Crash Battle. The company has also exported successful titles, such as Yulgang, to over 20 countries worldwide. MGame was the recipient of the President award at the Korea Games Conference in 2005.

“This investment underscores CDC Games’ continuing evolution into a leading global developer of online games,” said Mr. Fred Wang, chairman of CDC Games. “As we expand from a licensing partnership into a co-owner of the intellectual property, we will gain increasing ability to co-develop and distribute games that are culturally aware, entertaining and educational to the millions of online game users in China.”

“We are pleased to deepen our long-term strategic partnership with MGame,” said John Lee, president of CDC Games. “Yulgang continues to demonstrate its value as a lasting blockbuster. We are confident that its growing user base will not only increase our revenue stream but will also benefit our growing pipeline of jointly owned online games. We plan to leverage our centralized online game platform to achieve greater exposure for our new games at lower marketing cost. We believe our new games will achieve remarkable milestones in our drive to become a leading global developer of online games.”

“This is an exciting time in our history when China’s entertainment and gaming sector has begun to blossom, and CDC Games has played an important role in helping MGame expand successfully to China.” said Mr. Seung-Chul Son, chairman of MGame Corp. “We are pleased to deepen our partnership with CDC Games, a leader with superior expertise and vast resources. We are confident that with this strategic investment, both CDC Games and MGame will achieve greater success in expanding our market share in China as well as other future markets.”

This is CDC Games’ latest investment as part of its previously announced establishment of CDC Games Studio, a wholly owned subsidiary of CDC Games that will have up to $100 million in investment funding. CDC Games Studio invests in strategic games development partners to accelerate the development of new and original online games initially for the China market. CDC Games Studio also supports emerging game developers which may already have operations in China or are seeking to relocate or expand into China and provides to them the resources they need to rapidly develop innovative products for distribution in China and targeted global regions.

This investment in MGame is the latest in a series of steps taken by CDC Games to strengthen CDC’s pipeline of jointly owned games to deepen its games portfolio, strengthen its move into games development and expand its distribution channels and geographic reach on a global scale. Recently, CDC Games announced an investment in Auran, a leading developer of online games in Australia; and a joint venture with Abandon Mobile to distribute Freaky Creatures, the first mobile community-based game of its kind to combine user created content, strategy, simulation and popular trading card game elements, with true cross-platform gaming connectivity between mobile handsets and personal computers. CDC Games also recently announced its investment in Possibility Space, a developer of free-to-play online games. In late 2006, CDC Games announced its investment in Gorilla Banana, an online games developer from Korea.

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games

CDC Games is one of the market leaders of online and mobile games in China with over 46.5 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang, which has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC. In March 2007, the company announced the formation of CDC Games Studio, funded by up to $100 million, to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. So far, the CDC Games Studio has invested in Auran, Gorilla Banana, and MGame and announced investments with Abandon Mobile and Possibility Space.

About MGame Corporation

Founded in 1996, MGame is a frontrunner in the online game industry in Korea. It launched its first online game in 1997 and subsequently launched one of the first MMORPG games in Korea. The company provides a wide variety of games ranging from Web Board Games (Go, JangGi, GoStop, etc), Casual Games (Worms, Bomberman), Action Games (Sticks), Musical Games (O2Jam), to MMORPGs (Yulgang, Hero, Knight and Ares). Over 50 different games are in service on the company’s portal site with 19 million registered members. MGame has 5 internal game developing studios and has over 750 employees in Korea and has offices in China, USA and Japan, and hiring over 100 employee for a global game service. Currently MGame has 4 new games in development including Holic, WFFM, Pop Strikers and Crash Battle. The company has also exported successful titles, such as Yulgang, to over 20 countries worldwide. MGame was the recipient of the President award at the Korea Games Conference in 2005.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability of such investment to provide innovative and popular online games for the China and India markets, the ability of such investment to fuel growth, the track record of MGame to deliver popular and innovative games, the success of the development of a centralized gaming platform for CDC Games, the anticipated launch dates for future games by CDC Games, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful MMORPGS; and (f) the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Public Relations

Scot McLeod
CDC Corporation
678-259-8625
Email: scotmcleod@cdcsoftware.com

Investor Relations

Monish Bahl
CDC Corporation
678-259-8510
Email: Monish.bahl@cdcsoftware.com